Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS HCR ManorCare, Inc. For the years ended December 31, 2012, 2011 and 2010 With Report of Independent Registered Public Accounting Firm

HCR ManorCare, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc., which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and equity for each of the three years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Toledo, Ohio
February 4, 2013

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2012	2011
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$120,482	$186,538
Restricted cash and cash equivalents	4,850	3,212
Receivables, less allowance for doubtful accounts of $90,459 and $85,392, respectively	538,443	484,708
Prepaid expenses and other assets	18,696	14,612
Income taxes receivable	1,524	—
Deferred income taxes	25,806	26,897
Total current assets	709,801	715,967

Net property and equipment	3,046,608	3,113,545
Deferred income taxes	1,601,290	1,576,721
Goodwill	2,737,046	2,736,445
Intangible assets	506,717	506,649
Other assets	191,080	198,975
Total assets	$8,792,542	$8,848,302

Liabilities and Equity
Current liabilities:
Accounts payable	$102,781	$113,803
Employee compensation and benefits	166,319	163,776
Accrued provider assessments	44,670	39,168
Accrued insurance liabilities	133,712	115,621
Income taxes payable	—	6,016
Other accrued liabilities	67,424	65,315
Long-term debt and financing obligation due within one year	116,242	94,017
Total current liabilities	631,148	597,716

Long-term debt and financing obligation	6,258,421	6,373,545
Other liabilities	504,879	466,246

Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050

Equity:
HCR ManorCare, Inc. shareholders’ equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 55,000,000 shares authorized; 44,621,084 and 44,625,048 shares issued, respectively	446	446
Capital in excess of par value	3,037,099	3,030,294
Retained deficit	(1,646,525)	(1,627,455)
Accumulated other comprehensive loss	(1,917)	(975)
Total HCR ManorCare, Inc. shareholders’ equity	1,389,103	1,402,310
Noncontrolling interest	6,941	6,435
Total equity	1,396,044	1,408,745
Total liabilities and equity	$8,792,542	$8,848,302

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2012	2011	2010
	(In thousands)

Revenues	$4,165,356	$4,290,606	$4,168,566
Expenses:
Operating	3,464,401	3,384,966	3,311,695
General and administrative	155,698	245,772	181,404
Depreciation and amortization	166,766	158,464	150,270
Asset impairment	—	925,391	—
	3,786,865	4,714,593	3,643,369
Income (loss) before other (expenses) income and income tax (benefit) expense	378,491	(423,987)	525,197

Other (expenses) income:
Interest expense	(422,163)	(402,532)	(230,561)
Loss on debt extinguishment	—	(27,473)	(570)
Derivative loss	—	(7,309)	(209,671)
Loss on disposal of assets	(170)	—	(16)
Equity in earnings of affiliated company	5,651	6,357	6,284
Interest income and other	7,287	1,403	1,758
Total other expenses, net	(409,395)	(429,554)	(432,776)

(Loss) income before income tax (benefit) expense	(30,904)	(853,541)	92,421
Income tax (benefit) expense	(14,214)	(30,603)	22,968
Net (loss) income	(16,690)	(822,938)	69,453
Less net income attributable to noncontrolling interest	2,180	2,050	809
Net (loss) income attributable to controlling interest	$(18,870)	$(824,988)	$68,644

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive (Loss) Income

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Net (loss) income	$(16,690)	$(822,938)	$69,453
Less net income attributable to noncontrolling interest	2,180	2,050	809
Net (loss) income attributable to HCR ManorCare, Inc.	(18,870)	(824,988)	68,644

Other comprehensive (loss) income:

Derivative gain (loss), net of income tax expense (benefit):
Unrealized loss on hedging derivatives
Tax effect: $0, $0, and $(7,792)	—	—	(12,072)
Reclassification adjustments included in net (loss) income:
Derivative loss
Tax effect: $189, $18,386, and $77,999	293	28,482	120,826
Derivative gain, net	293	28,482	108,754

Defined benefit pension plans, net of income tax (benefit) expense:
Net actuarial (loss) gain
Tax effect: $(918), $(144), and $186	(1,588)	(225)	349
Prior service cost
Tax effect: $0, $0, and $(674)	—	—	(1,175)
Reclassification adjustments included in net (loss) income:
Amortization of prior service cost
Tax effect: $0, $34, and $135	—	59	235
Amortization of net loss
Tax effect: $24, $21, and $19	36	32	32
Curtailment loss
Tax effect: $0, $505, and $0	—	882	—
Settlement loss (gain)
Tax effect: $189, $(209), and $0	317	(371)	—
Defined benefit pension plan (loss) income, net	(1,235)	377	(559)

Total other comprehensive (loss) income attributable to HCR ManorCare, Inc.	(942)	28,859	108,195
Total comprehensive (loss) income attributable to HCR ManorCare, Inc.	$(19,812)	$(796,129)	$176,839

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Operating Activities
Net (loss) income	$(16,690)	$(822,938)	$69,453
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	166,766	158,464	150,270
Deferred finance fee and derivative amortization	4,009	54,199	59,302
Pension amortization	566	953	421
Asset impairment	—	925,391	—
Loss on debt extinguishment	—	27,473	570
Unrealized investment and derivative (gain) loss	(3,195)	(14,112)	112,778
Restricted stock and stock option compensation	6,766	21,174	6,181
Provision for bad debts	68,116	67,074	66,727
Provision for deferred income tax benefit	(22,962)	(345,231)	(51,662)
Loss on disposal of assets	170	—	16
Equity in earnings of affiliated company	(5,651)	(6,357)	(6,284)
Changes in assets and liabilities:
Receivables	(122,452)	(74,350)	(29,072)
Prepaid expenses and other assets	11,169	(64,150)	7,874
Liabilities	47,334	(18,668)	21,985
Total adjustments	150,636	731,860	339,106
Net cash provided by (used in) operating activities	133,946	(91,078)	408,559

Investing Activities
Investment in property and equipment	(99,163)	(128,084)	(117,237)
Investment in systems development	(725)	(1,376)	(900)
Acquisitions	—	(11,724)	(1,013)
Proceeds from sale of assets	202	1	229
Distributions from affiliated company	570	840	—
Purchase of securities	(4,514)	(42,771)	—
Net change in restricted cash and cash equivalents	(1,638)	10,286	82,339
Net cash used in investing activities	(105,268)	(172,828)	(36,582)

Financing Activities
Payment of debt and financing obligation	(92,899)	(4,686,777)	(49,676)
Preferred dividends paid	(200)	(97)	—
Distributions to noncontrolling interest	(1,674)	(674)	(986)
Proceeds from issuance of Class A common units	—	835,203	—
Proceeds from issuance of Class B common units	—	95,000	—
Proceeds from issuance of preferred units	—	2,000	—
Purchase of common stock for treasury	—	(1,192,120)	—
Payment to fund transaction-related escrow	—	(150,000)	—
Cash settlement of stock options	—	(88,180)	—
Dividends paid to former shareholders	—	(890,155)	(284,022)
Payment of financing and extinguishment costs	—	(18,861)	(51)
Excess tax benefits from stock or unit transactions	39	23,886	1,749
Proceeds from financing obligation	—	6,100,000	—
Proceeds from exercise of stock options	—	—	70
Proceeds from issuance of debt	—	—	2,500
Net cash (used in) provided by financing activities	(94,734)	29,225	(330,416)

Net (decrease) increase in cash and cash equivalents	(66,056)	(234,681)	41,561
Cash and cash equivalents at beginning of year	186,538	421,219	379,658
Cash and cash equivalents at end of year	$120,482	$186,538	$421,219

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

	Members’ and Shareholders’ Equity
							Accum.
							Other
		Class A	Class B	Former	Capital in	Retained	Comp.		Non-
	Common	Common	Common	Common	Excess of	Earnings	(Loss)	Treasury	controlling	Total
	Stock	Units	Units	Stock	Par Value	(Deficit)	Income	Stock	Interest	Equity
	(In thousands)
Balance at January 1, 2010	$—	$—	$—	$1,315	$1,326,386	$303,213	$(138,029)	$—	$5,236	$1,498,121
Exercise of stock options					70					70
Stock-based compensation					6,181					6,181
Tax benefit from stock transactions					1,749					1,749
Cash dividends declared ($2.16 per share)						(284,022)				(284,022)
Distributions to noncontrolling interest									(986)	(986)
Net income						68,644			809	69,453
Other comprehensive income							108,195			108,195
Balance at December 31, 2010	—	—	—	1,315	1,334,386	87,835	(29,834)	—	5,059	1,398,761
Stock-based compensation		17,131			4,043					21,174
Distributions to noncontrolling interest									(674)	(674)
Cash settlement of stock options					(88,180)					(88,180)
Purchase of treasury stock								(1,192,120)		(1,192,120)
Cash dividends ($6.80 per share)						(890,155)				(890,155)
Issuance of Class A units		835,203								835,203
Issuance of Class B units			95,000							95,000
Tax benefit from stock or unit transactions					23,886					23,886
Change in tax bases of assets and liabilities resulting from HCP Transaction					2,150,076					2,150,076
Payment to fund transaction- related escrow					(150,000)					(150,000)
Restructuring in connection with HCP Transaction		2,083,406		(1,315)	(3,274,211)			1,192,120		—
Issuance of common stock in connection with corporate conversion	446	(2,935,740)	(95,000)		3,030,294					—
Preferred dividends						(147)				(147)
Net (loss) income						(824,988)			2,050	(822,938)
Other comprehensive income							28,859			28,859
Balance at December 31, 2011	446	—	—	—	3,030,294	(1,627,455)	(975)	—	6,435	1,408,745
Stock-based compensation					6,766					6,766
Tax benefit from stock or unit transactions					39					39
Distributions to noncontrolling interest									(1,674)	(1,674)
Preferred dividends						(200)				(200)
Net loss						(18,870)			2,180	(16,690)
Other comprehensive loss							(942)			(942)
Balance at December 31, 2012	$446	$—	$—	$—	$3,037,099	$(1,646,525)	$(1,917)	$—	$6,941	$1,396,044

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1.             Accounting Policies

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (the Company) is a provider of a range of health care services, including post-acute care, skilled nursing care, assisted living, hospice care, home health care and rehabilitation therapy.  The most significant portion of the Company’s business relates to post-acute care, skilled nursing care and assisted living, operating 346 centers in 30 states, with 62% located in Florida, Illinois, Michigan, Ohio and Pennsylvania.  The hospice and home health business specializes in all levels of hospice care, home health and rehabilitation therapy, with 109 offices located in 25 states.  The Company not only provides rehabilitation therapy in the Company’s 53 outpatient therapy clinics but in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The Company as used herein refers to HCR ManorCare, Inc. (pre-HCP Transaction), HCRMC Operations, LLC (post-HCP Transaction), and HCR ManorCare, Inc. (post-corporate conversion and name change), and its consolidated subsidiaries.  See Note 2 for a discussion of the series of transactions with HCP, Inc. collectively referred to as HCP Transaction in April 2011 and Note 3 for the corporate conversion and name change effective December 31, 2011.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including but not limited to HCR Healthcare, LLC; HCR III Healthcare, LLC; and HCR Properties, LLC (pre-HCP Transaction); and their respective subsidiaries, as well as its majority-owned subsidiaries.  Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation.

The Company uses the equity method to account for investments in entities in which it has less than a majority interest but can exercise significant, but not a controlling, influence.  These investments were classified on the accompanying balance sheets as other long-term assets and amounted to $17.6 million and $19.0 million at December 31, 2012 and 2011, respectively.  Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur.  Losses are limited to the extent of the Company’s investments in, advances to and guarantees for the entity.  The Company has a 50% ownership and voting interest in a pharmacy partnership, with Omnicare, Inc. having the remaining interest.  The Company purchases pharmaceuticals from the partnership, which amounted to $100.1 million in 2012, $104.6 million in 2011, and $109.0 million in 2010.  The Company had a payable to the partnership of $9.6 million and $10.6 million at December 31, 2012 and 2011, respectively.  The Company received dividends of $7.0 million in 2012, $6.1 million in 2011, and $7.8 million in 2010.

Related Party Lease

Prior to the HCP Transaction, certain of the consolidated subsidiaries of HCR Properties, LLC held the title to the property and equipment of substantially all of the skilled nursing and assisted living facilities.  HCR III Healthcare, LLC leased the property from certain subsidiaries of HCR Properties, LLC and conducted the operations of the business.  The impact of this lease relationship was eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted Cash and Cash Equivalents

As of December 31, 2012 and 2011, the restricted cash and cash equivalents primarily include funds for the Company’s captive insurance subsidiary.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy.  Revenues are recognized as services are provided.  Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid.  Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment. Estimated third-party payor settlements are recorded in the period the related services are rendered.  The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations.  The net receivable balance for third-party settlements was $26.0 million and $22.2 million at December 31, 2012 and 2011, respectively.

Laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation.  The Company believes that it is in material compliance with all applicable laws and regulations.  Noncompliance with such laws and regulations can be subject to regulatory actions including fines, penalties, and exclusion from the Medicare and Medicaid programs.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories.  The percentage that is applied to the receivable balances is based on the Company’s historical experience and time limits, if any, for each particular pay source.

The activity in the allowance for doubtful accounts was as follows:

	2012	2011	2010
	(In thousands)
Balance at January 1	$85,392	$93,240	$116,163
Charged to costs and expenses	68,116	67,074	66,727
Deductions	(63,049)	(74,922)	(89,650)
Balance at December 31	$90,459	$85,392	$93,240

The deductions included uncollectible accounts written off net of recoveries.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 10 years for equipment and furnishings and three to 40 years for buildings and improvements.  Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease.

Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.  The Company capitalizes interest on borrowings applicable to construction in progress.

Goodwill and Intangible Assets

On January 1, 2012, the Company adopted an amendment to an accounting standard that provides alternatives on how an entity tests goodwill for impairment.  The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test.  An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  An entity also has the option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test.  Adopting this amendment did not have any effect on the Company’s financial position or results of operations.  In 2012, the Company used the quantitative test described below.

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.  Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which were recorded based on fair value.  The Company’s reporting units are consistent with its operating segments.  Goodwill has been allocated to the Company’s two reportable segments, long-term care and hospice and home health.  Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology.  In performing this review, the fair value of the reporting unit is determined by using cash flow analysis which projects the future cash flows and discounts those cash flows to the present value.  The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations.  If the carrying value of a reporting unit exceeds the fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis.  In such a case, the Company may have to record a charge to its results of operations based on the results of the additional analysis.

Intangible assets with a determinable useful life, such as non-compete agreements, are amortized on a straight-line basis over their estimated useful life.

Asset Impairments

The carrying value of property and equipment and amortizable intangible assets is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed.  The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends and other publicly available information.  If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value will be adjusted to the estimated fair value.

Systems Development Costs

Costs incurred for systems development primarily include external programming costs.  These costs are capitalized and are amortized over the estimated useful lives of the related systems.

Capitalized systems development costs of $13.2 million at December 31, 2012 and $12.5 million at December 31, 2011, net of accumulated amortization of $11.9 million and $10.8 million, respectively, were included in other long-term assets.  Amortization expense related to capitalized systems development costs was $1.1 million for 2012, $0.9 million for 2011, and $2.3 million for 2010.

Investment in Life Insurance

Investment in corporate-owned life insurance policies is recorded in other assets based on the net cash surrender value.  Changes in the net cash surrender value are recorded in operating expenses.

Marketable Securities

The Company invests in a corporate bond mutual fund, which is classified as trading securities and is included in other long-term assets in the consolidated balance sheets.  Trading securities are recorded at fair value on the consolidated balance sheets with any gains or losses recognized currently in earnings.  The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for an officer’s retirement benefits.  The investment gains and losses are included in interest income and other on the statements of operations.  There was dividend income of $3.2 million in 2012 and $2.0 million in 2011.  The net unrealized activity recognized in earnings included gains of $3.2 million in 2012 and losses of $1.4 million in 2011.  As of December 31, 2012 and 2011, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Liabilities

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located.  In addition, for the policy periods June 1, 2004 through May 31, 2007, there is a coverage layer of $12.5 million in excess of the self-insured retention provided by the Company’s captive insurance subsidiary.  For the policy period June 1, 2007 through May 31, 2008, the Company’s captive insurance subsidiary provides coverage of 50% per claim in excess of the self-insured retention up to an aggregate coverage of $6.25 million.  Provisions for estimated settlements, including incurred but not reported claims, are provided on an undiscounted basis in the period to which the coverage related.  These provisions are based on internal and external evaluations of the merits of the individual claims and an analysis of claim history.  Based on the Company’s historical data and review of recent claims, cost and other trends, management determines the appropriate liability.  Any adjustments resulting from this review are reflected in current earnings.  Claims are paid over varying periods, which generally range from one to eight years.  See Note 14 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs.  The Company is responsible for $0.5 million per occurrence for insured programs.  The Company is responsible for $1.0 million per occurrence for self-insured programs and maintains insurance above this amount.  The Company records an estimated liability, including incurred but not reported claims, for losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history.  The estimates are based on loss claim data, trends and assumptions.  Claims are paid over varying periods and are generally fully paid within eight years.  The workers’ compensation liability had a short-term component of $27.2 million and $27.0 million at December 31, 2012 and 2011, respectively, which was included in accrued insurance liabilities, and long-term component of $41.1 million and $42.0 million at December 31, 2012 and 2011, respectively, which was included in other long-term liabilities.  The expense for workers’ compensation was $29.2 million for 2012, $32.5 million for 2011, and $33.0 million for 2010, which was included in operating expenses.

Treasury Stock

The Company recorded the purchase of its common stock for treasury at cost.

Derivative Financial Instruments and Hedging Activities

The accounting standard for derivatives and hedging activities establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  The Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation.  Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.  Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings.  For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.  The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction.  For derivatives not designated as hedges, changes in fair value are recognized in earnings.  The Company records all derivative activity in cash flows from operations.

Assets and Liabilities Measured at Fair Value

On January 1, 2012, the Company adopted an amendment to the accounting standard for fair value measurements and disclosures.  The amendment provides a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. generally accepted accounting principles and international financial reporting standards.  The amendment also clarifies the application of existing fair value measurement and expands disclosure requirements, particularly for Level 3 fair value measurements.  Adopting this amendment did not have any effect on the Company’s financial position or results of operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions.  The Company’s credit agreement limits the types of investments.  The majority of the Company’s cash equivalents are invested in money market funds.  As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions.  The Company has not sustained credit losses from instruments held at financial institutions.

Advertising Expense

The cost of advertising is expensed as incurred.  The Company recorded advertising expense of $13.7 million for 2012, $13.7 million for 2011, and $13.8 million for 2010.

Stock-Based Compensation

Compensation costs subject to graded vesting based on a service condition are amortized to expense on a straight-line basis over the service period for each separately vesting portion of the award.

Income Taxes

The Company accounts for income taxes and related accounts under the liability method.  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.  A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes the recognition and adjustments to this amount.  The Company also records interest and penalties related to income taxes as income taxes in the statements of operations.

Reclassifications

Certain reclassifications have been made to the 2011 consolidated financial statements to conform to the current year presentation.

Subsequent Events

The Company has evaluated subsequent events through February 4, 2013, the date the financial statements were available to be issued.

New Accounting Standards (not Effective)

In July 2012, amendments to accounting standards were issued that allow an entity to first assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired.  If an entity concludes that it is more likely than not that the indefinite-lived intangible asset is impaired, then it is required to perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with existing standards.  An entity also has the option to bypass the qualitative assessment and proceed directly to performing the quantitative impairment test.  The amendments are effective for fiscal years beginning after September 15, 2012 for public companies.  Adopting the amendments will not have any effect on the Company’s financial position or results of operations.

2.                                      HCP Transaction

On April 7, 2011, HCR ManorCare, Inc. and its shareholders and subsidiaries entered into a series of transactions which, among other things, had the effect of separating the legal ownership of the real property of 331 skilled nursing and assisted living facilities (the Properties) from the operations of HCR ManorCare, Inc. and its subsidiaries.  As part of these transactions, HCRMC Operations, LLC, which indirectly owned such operations, was distributed to the shareholders of HCR ManorCare, Inc., and HCR Properties, which indirectly owned the Properties, was sold to affiliates of HCP, Inc. for aggregate consideration of $6.1 billion.  A portion of the consideration was used to repay $4.6 billion of indebtedness that had been secured by the Properties, $222.7 million was withheld for estimated income taxes, and the remaining consideration was used to pay related fees and expenses, make distributions to the former shareholders of HCR ManorCare, Inc. and fund a transaction-related escrow.  HCR III Healthcare, LLC continued to operate these facilities pursuant to a long-term triple-net master lease.  Because of the Company’s continuing involvement, the sale and leaseback transaction was accounted for as a financing arrangement, whereby the property remained on the Company’s balance sheet as property and equipment and a financing obligation of $6.1 billion was recorded as a liability.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.  See Note 9 for additional discussion of the master lease and financing obligation.  See Note 13 for additional discussion on the income tax effect of the transaction.

An escrow account funded at closing with $150.0 million of the purchase price provided the sole recourse for affiliates of HCP, Inc. with respect to the purchase price adjustments, and served as the initial source of recourse for HCP, Inc. with respect to the Company’s indemnification obligations.  The funds in the escrow account were released in April 2012 to the Company’s equity holders at the time of the closing.  The Company remains responsible for any continuing indemnification obligations to HCP, Inc.

In connection with the HCP Transaction, HCR ManorCare, Inc. purchased its existing shares and with its affiliates adopted a new organizational structure.  HCRMC Operations, LLC was formed with 40.8 million Class A common units including 2.25 million restricted units.  Additionally, in connection with the HCP Transaction, HCRMC Operations, LLC issued 4.2 million Class B common units to an affiliated entity of HCP, Inc. for $95.0 million and 2,000 preferred units to an unrelated investor for $2.0 million.  See Note 4 and Note 5 for additional discussion of equity and redeemable preferred units, respectively.

As a result of the HCP Transaction and associated restructuring, the Company incurred transaction costs, including legal fees, investment bank advisory fees, and other related costs, of $43.1 million in 2011, which were included in general and administrative expenses, and $2.9 million in operating expenses.  In addition, the Company recorded $13.8 million of equity-based compensation expense and $28.7 million for the settlement of certain employee compensation and benefits in 2011, which were included in general and administrative expenses.  The Company wrote off $27.5 million of unamortized financing fees related to the extinguishment of $4.6 billion of indebtedness as part of the HCP Transaction.  Simultaneous with the HCP Transaction, HCR Healthcare, LLC terminated its prior credit agreement and entered into a new credit agreement with a group of lenders.  The new credit agreement provides for a $175 million revolving credit facility and $400 million term loan, which required cash payments of $34.1 million to pay down the prior term loan principal balance of $434.1 million and $18.9 million to pay fees that are being amortized over the loan term.  See Note 9 for additional discussion of new credit agreement and Note 16 for additional discussion of employee compensation and benefits.

3.                                      Corporate Conversion and Name Change

Effective December 31, 2011, HCRMC Operations, LLC converted into a corporation and changed its name to HCR ManorCare, Inc.  Each issued and outstanding common unit was converted into a share of common stock, par value $0.01.  Each issued and outstanding preferred unit was converted into a share of Series A Redeemable Preferred Stock, par value $0.01.  All equity awards were converted from units to shares on a one-for-one basis.  All further discussions will refer to shares rather than units.

4.                                      Equity

In connection with the HCP Transaction in 2011, HCR ManorCare, Inc. purchased 131.5 million of its shares for $1.2 billion and paid dividends of $890.2 million, or $6.80 per share.  The shareholders were obligated to use $798.4 million of the dividends to immediately purchase 36,366,968 common shares at $21.95 per share.  As discussed in Note 15, the option holders were also obligated to use cash payments of $36.8 million to purchase 1,675,981 common shares at $21.95 per share.

Certain executive officers have a put right to require the Company to repurchase their equity securities upon termination of their employment without cause or by reason of death or disability based on a purchase price, as defined in the shareholders’ agreement.  Pursuant to the shareholders’ agreement, there are restrictions on the shareholders’ ability to transfer or sell their shares.

The table below summarizes the share and unit activity for 2010, 2011, and 2012:

		Class A	Class B	Former	Former
	Common	Common	Common	Common	Treasury
	Stock	Units	Units	Stock	Stock
Balance at January 1, 2010	—	—	—	131,484,743	—
Exercise of stock options				7,000
Balance at December 31, 2010	—	—	—	131,491,743	—
Purchase of treasury stock					(131,491,743)
Issuance of Class A units		40,767,692
Issuance of Class B units			4,232,244
Restructuring in connection with HCP Transaction				(131,491,743)	131,491,743
Forfeited non-vested restricted Class A units		(374,888)
Issuance of common stock in connection with corporate conversion	44,625,048	(40,392,804)	(4,232,244)
Balance at December 31, 2011	44,625,048	—	—	—	—
Forfeited non-vested common stock	(3,964)
Balance at December 31, 2012	44,621,084	—	—	—	—

5.                                      Redeemable Preferred Stock

The preferred stock has a liquidation preference of $1,000 per share, which may be adjusted for stock splits, combinations, reclassifications and the like, plus any unpaid accrued dividends.  The preferred holders are entitled to receive dividends equal to 10% of the liquidation preference, plus any unpaid accrued dividends, per annum compounded semiannually on October 1 and April 1 of each year payable out of legally available funds, prior and in preference to any declaration or payment of any dividend on common stock.  The preferred holders are only entitled to the voting rights granted under Delaware law and are not entitled to any other voting rights with respect to the matters entitled to vote on by holders of voting securities.  The preferred stock is not convertible into any other stock of the Company.  Any preferred stock acquired by the Company will be cancelled.

The Company will have the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends, to the date of redemption on the date of the earliest to occur of (i) April 7, 2016, (ii) the initial public offering of equity interests of the Company or its successor entity, or (iii) a sale of the Company.  Beginning April 7, 2016, holders of a majority of the outstanding preferred stock will have the right to cause the Company to redeem the preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such shares, plus any unpaid accrued dividends, to the date of redemption.

The redeemable preferred stock is classified outside of permanent equity because the stock is redeemable at the option of the holders beginning April 7, 2016.  The carrying value of the preferred stock was equal to its fair value at issuance of $1,000 per share.  The Company recognizes changes in fair value immediately as they occur and adjusts the carrying amount to equal the redemption value at the end of the reporting period for dividends that are not currently declared or paid.  The redemption value was $1,025 per share at both December 31, 2012 and 2011.

6.                                      Revenues

The Company receives reimbursement under the federal Medicare program and various state Medicaid programs.  Revenues under these programs totaled $2.9 billion for 2012, $3.0 billion for 2011, and $2.9 billion for 2010.

Revenues by type of health care services were as follows:

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Skilled nursing and assisted living services	$3,588,572	$3,744,223	$3,638,091
Hospice and home health services	487,259	459,161	441,699
Rehabilitation services	54,794	54,921	57,822
Other services	34,731	32,301	30,954
	$4,165,356	$4,290,606	$4,168,566

7.                                      Property and Equipment

At December 31, property and equipment consisted of the following:

	2012	2011
	(In thousands)
Property and equipment - owned
Land and improvements	$20,749	$17,877
Buildings and improvements	83,387	72,740
Equipment and furnishings	81,021	75,942
Construction in progress	20,363	18,782
	205,520	185,341
Less accumulated depreciation	79,555	62,896
	125,965	122,445
Property and equipment related to financing obligation and capital leases
Land and improvements	463,613	463,609
Buildings and improvements	2,685,879	2,685,660
Leasehold improvements	99,921	46,094
Equipment and furnishings	269,013	240,673
Construction in progress	17,352	21,410
	3,535,778	3,457,446
Less accumulated depreciation	615,135	466,346
	2,920,643	2,991,100
Net property and equipment	$3,046,608	$3,113,545

Depreciation expense, including assets related to capital lease and financing obligations, amounted to $165.7 million for 2012, $157.6 million for 2011, and $144.0 million for 2010.

8.             Goodwill and Intangible Assets

During 2011, the Company acquired a business and finalized the related purchase price allocation in 2012.  See Note 11 for a discussion of the Company’s goodwill impairment charge in 2011.  The change in the carrying amount of goodwill by segment in 2011 and 2012 was as follows:

		Hospice and
	Long-Term Care	Home Health	Total
	(In thousands)
Balance at January 1, 2011	$2,846,617	$648,865	$3,495,482
Acquisition	—	13,175	13,175
Impairment charge	(772,212)	—	(772,212)
Balance at December 31, 2011	2,074,405	662,040	2,736,445
Purchase price allocation adjustment	—	601	601
Balance at December 31, 2012	$2,074,405	$662,641	$2,737,046

Accumulated goodwill impairment losses were $772.2 million at December 31, 2012 and 2011.

At December 31, intangible assets consisted of the following:

	2012	2011
	(In thousands)
Owned trademarks and tradenames (non-amortizing)	$477,800	$477,800
Certificates of need (non-amortizing)	28,917	28,849
Non-compete agreements	21,800	21,800
	528,517	528,449
Less accumulated amortization	21,800	21,800
Net intangible assets	$506,717	$506,649

Amortization expense was $3.9 million for 2010.  See Note 11 for a discussion of the Company’s impairment charge in 2011 related to owned trademarks and tradenames.

9.             Debt and Financing Obligation

At December 31, debt and financing obligation consisted of the following:

	2012	2011
	(In thousands)
Revolving credit facility	$—	$—
Term loan	393,000	397,000
Financing obligation	5,959,362	6,047,370
Other loan and notes	1,118	1,626
Capital lease obligations	21,183	21,566
	6,374,663	6,467,562
Less amounts due within one year	116,242	94,017
Long-term debt and financing obligation	$6,258,421	$6,373,545

Revolving Credit Facility and Term Loan.  Simultaneous with the HCP Transaction in 2011, HCR Healthcare, LLC terminated its prior credit agreement and entered into a new credit agreement with a group of lenders that provides for a $175 million revolving credit facility and $400 million term loan, which required cash payments of $34.1 million to pay down the prior term loan principal balance of $434.1 million and $18.9 million to pay fees that are being amortized over the loan term.  Subject to covenant compliance, certain conditions and other limitations, borrowings under the credit agreement may be increased by up to the greater of (i) $250 million as additional, but uncommitted, loans across either of the term loan or revolving credit facility plus, in either case, an amount equal to optional prepayments of the term loan made prior to the date of increase, and (ii) the amount of additional indebtedness permitted under the applicable leverage ratio set forth in the credit agreement, less 25 basis points.

The revolving credit facility matures on April 6, 2016, and the term loan matures on April 6, 2018.  The term loan requires repayment of principal in equal consecutive quarterly installments of $1.0 million beginning June 30, 2011 with the remaining balance being due at maturity.  In addition, there are certain mandatory prepayments based on incurrence of debt, asset sales or recovery events, and excess cash flow, as defined in the credit agreement.

The obligations under the credit agreement are guaranteed by all of HCR Healthcare, LLC’s existing and subsequently acquired direct and indirect, wholly owned, domestic restricted subsidiaries (other than the borrower) and are secured by a first lien on substantially all of the borrower’s and the guarantors’ assets, including the capital stock of their subsidiaries, in each case, subject to certain exceptions.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.

The interest rate on borrowings under the term loan is, at the borrower’s option, a base rate (subject to a floor of 2.50%) plus a margin of 2.50%, or a Eurodollar rate (subject to a floor of 1.50%) plus a margin of 3.50%.  The interest rate on borrowings under the revolving credit facility is, at the borrower’s option, a base rate plus a margin or a Eurodollar rate plus a margin.  The applicable margin for the revolving facility is based on the Company’s total senior leverage ratio, with the respective margins ranging from 2.00% to 2.50% for base rate loans and 3.00% to 3.50% for Eurodollar loans.  The revolving credit facility also provides for a commitment fee ranging from 0.375% to 0.5%, depending on the same key ratio.  In addition to direct borrowings, the revolving credit facility may be used to support the issuance of letters of credit.  As of December 31, 2012, there were no loans outstanding under this facility.  After consideration of usage for letters of credit, $94.1 million was available for future borrowing.  The interest rate on the term loan was 5.0% at December 31, 2012 and 2011.

HCR Healthcare, LLC’s prior credit agreement with a group of lenders provided for a $200 million revolving credit facility and $700 million term loan in December 2007.  The interest rate on borrowings under the prior revolving credit facility and term loan was, at the borrower’s option, the prime rate plus a margin or Eurodollar rate plus a margin. The term loan required repayment of principal in equal consecutive quarterly installments of $1.75 million, which was reduced to $0.3 million as a result of a mandatory prepayment in 2010.  The Company paid a total of $0.3 million in 2011 and $2.6 million in 2010 related to quarterly installments.  In addition, there were certain mandatory prepayments based on incurrence of debt, asset sales, excess cash flow and release of cash collateral, as defined in the agreement.  The Company made mandatory prepayments of $46.1 million in 2010 related to the release of cash collateral for deposit letters of credit.  The 2010 debt extinguishment resulted in a loss of $0.6 million from the amortization of deferred financing fees.

Financing Obligation.  The sale proceeds of $6.1 billion from the HCP Transaction in 2011were recorded as a financing obligation on the consolidated balance sheet.  The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation.

HCR III Healthcare, LLC (HCR III) has entered into the master lease with various entities affiliated with HCP, Inc. as the landlord, with the lease payments guaranteed by the Company.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless the Company meets a specified coverage ratio.  Based on its coverage ratio, as defined in the guaranty, the Company was restricted from making any dividend payments to common shareholders at December 31, 2012.  The leased Properties are grouped into four pools, each pool having an initial term of 13 years, 14 years, 16 years and 17 years, respectively.  At HCR III’s option, the master lease may be extended with respect to any pool of Properties, so long as no event of default has occurred and it has provided timely notice of its intent to renew.  The renewal periods extend the term of the master lease with respect to the relevant pool of properties from between six and 22 years.  If HCR III elects to renew the term of the master lease with respect to any pool, the renewal is effective as to all of the Properties in that pool.  HCR III does not have the right to terminate its obligations under the master lease and the master lease does not contain any purchase options other than in limited circumstances such as casualty.

The master lease is what is commonly referred to as a triple-net lease.  Accordingly, in addition to rent, HCR III is responsible for paying taxes, utility charges, and insurance premiums for all insurance required under the master lease.  Pursuant to the master lease, the aggregate rent for the first lease year was $472.5 million, with the exception of a prorated amount of $31.5 million for April 2011.  The rent increases by 3.5% per annum upon the expiration of each of the first through fifth lease years and by 3.0% per annum upon the expiration of the sixth lease year through the expiration of the initial term.  In the first year of the extension term, the rent will reset to an amount equal to the greater of (i) the then fair market rental for the Properties or (ii) the rent for the previous year increased by 3.0%, and will increase in each subsequent lease year by a percentage equal to the greater of (i) 3.0% or (ii) the Consumer Price Index increase.  HCR III is responsible, at no expense to the landlord, for maintaining the Properties in good order and repair.  During each lease year, HCR III is responsible for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

Under the master lease, an event of default will be deemed to occur upon certain events, as defined in the agreement.  An event of default under the master lease would also result in a cross-default under the revolving facility, which could result in the acceleration of the Company’s obligations and termination of lending commitments thereunder.  Additionally, upon an event of default, there are certain remedies available to the landlord, as further set forth in the master lease.  Under certain circumstances, one remedy allows the landlord to require HCR III to purchase the property, which is a form of continuing involvement that resulted in accounting for the lease as a financing arrangement.

Commercial Mortgage-Backed Securities (CMBS) and Mezzanine Loans.  A portion of the consideration from the HCP Transaction was used to repay $4.6 billion of CMBS and Mezzanine loans.  The early extinguishment of the debt resulted in the write off of $27.5 million of unamortized financing fees in 2011.

In December 2007, subsidiaries of HCR Properties, LLC entered into loan agreements with aggregate proceeds of $4.6 billion, consisting of CMBS totaling $3.0 billion and Mezzanine loans totaling $1.6 billion.  The CMBS and Mezzanine debt were non-recourse.  CMBS were secured by mortgages on the assets of certain of the subsidiaries of HCR Properties, LLC.  Interest on the CMBS and Mezzanine loans was payable monthly at LIBOR plus a spread, as defined in the loan agreements.  See Note 10 for a discussion of the interest rate collars entered into with respect to the CMBS and Mezzanine debt.

Fair Value.  At December 31, 2012 and 2011, the carrying value of the Company’s debt, excluding capital lease and financing obligations, was $394.1 million and $398.6 million, and the fair value was $382.3 million and $366.9 million, respectively.  The fair value of the Company’s variable-rate term loan was calculated based on a quoted market price, and was classified as Level 1 in the fair value hierarchy, as described in Note 11.

Other Information.  Interest paid, primarily related to debt and the financing obligation, amounted to $419.6 million in 2012, $356.7 million in 2011, and $173.3 million in 2010.  The Company also paid $30.2 million in 2011 and $95.6 million in 2010 related to non-designated interest rate floor payments that were not classified as interest expense.  Capitalized interest costs were $1.6 million for 2012, $1.3 million for 2011, and $0.7 million for 2010.

Debt maturities, excluding capital lease and financing obligations, for the five years subsequent to December 31, 2012 are as follows:  2013 — $5.1 million; 2014 — $4.0 million; 2015 — $4.0 million;

2016 — $4.0 million; and 2017 — $4.0 million.

10.          Derivative Financial Instruments and Hedging Activities

The Company’s objective in using interest rate derivatives was to add stability to interest expense and to manage its exposure to interest rate movements prior to the 2011 HCP Transaction as discussed in Note 2.  To accomplish this objective, the Company used interest rate collars.  Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.  The Company had no derivatives designated as fair value hedges and no hedges of net investments in foreign operations.  The Company did not use derivatives for trading or speculative purposes.

Cash Flow Hedges of Interest Rate Risk.  The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges was recorded in other comprehensive income (OCI) and was subsequently reclassified from accumulated other comprehensive income (AOCI) into earnings in the period that the hedged forecasted transaction affected earnings.  The ineffective portion of the change in fair value of the derivatives was recognized directly in earnings.  Amounts reported in AOCI related to derivatives were reclassified to interest expense as interest payments were made on the Company’s variable-rate debt.

During December 2007, the Company entered into three interest rate collars, with expiration dates in January 2012, to hedge the variable cash flows associated with the CMBS and Mezzanine variable-rate debt of $4.6 billion.  During 2009, the Company modified certain underlying terms of the interest rate collars.  As a result of the modification, the Company discontinued prospectively the hedge accounting on two of its interest rate collars as those hedging relationships no longer met the strict hedge accounting requirements.  The Company continued to report the net loss at the time of the modification related to the discontinued cash flow hedges in AOCI and reclassified these losses to interest expense over the original terms of the derivative agreements during which the hedged forecasted transactions had been expected to occur.

In December 2010, the Company entered into an agreement that ultimately resulted in the HCP Transaction.  Because this plan contemplated repayment of the CMBS and Mezzanine variable-rate debt and termination of the interest rate collars, effective December 2010, the Company prospectively discontinued the hedge accounting on its remaining interest rate collar since the hedged transactions were no longer expected to occur.  Given the expectation to reduce variable-rate debt from $4.6 billion to $400 million, the Company reclassified $131.2 million of losses from AOCI to earnings as a missed forecast.  The missed forecast represented those losses related to estimated hedged transactions that had been originally forecasted to occur after March 31, 2011 for $4.2 billion notional amount of the derivatives.

Non-Designated Hedges.  Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements.  In years prior to 2012, the Company used interest rate caps and floors as part of its interest rate risk management strategy.  Changes in the fair value were recorded directly in earnings.  As of December 31, 2010, the Company had 24 interest rate caps for a notional amount of $4.6 billion and three interest rate floors for a notional amount of $4.6 billion that were not designated as hedges in qualifying hedging relationships.  In connection with the HCP Transaction in 2011, the Company terminated its three interest rate floor agreements for $102.5 million and all of its interest rate cap agreements for an immaterial amount.

Effect on Statements of Operations.  The effect of the Company’s derivative financial instruments on the consolidated statements of operations was as follows:

Derivatives Designated as Cash Flow Hedges

Interest Rate Collar:

		Year ended December 31,
Amount of gain/credit or (loss/expense)	Location	2012	2011	2010
		(In thousands)
Recognized in OCI (effective portion)	OCI	$—	$—	$(19,864)

Reclassified from AOCI into income (effective portion)	Interest expense	(482)	(46,868)	(67,606)

Recognized in income (missed forecast, ineffective portion and amount excluded from effectiveness testing)	Derivative loss	—	—	(131,183)

Derivatives Not Designated as Hedging Instruments

		Year ended December 31,
Amount of loss recognized in income	Location	2012	2011	2010
		(In thousands)
Interest Rate Caps	Derivative loss	$—	$(155)	$(10,899)
Interest Rate Floors	Derivative loss	—	(7,154)	(67,589)
Total		$—	$(7,309)	$(78,488)

11.          Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.  The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1:  Observable inputs such as quoted prices in active markets;

Level 2:  Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:  Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements.  The fair value of the Company’s financial assets measured on a recurring basis determined using Level 1 inputs at December 31 was as follows:

	2012	2011
	(In thousands)
Assets:
Cash and cash equivalents	$120,482	$186,538
Restricted cash and cash equivalents	4,850	3,212
Trading securities - bond mutual fund	49,056	41,347
Total assets	$174,388	$231,097

The Company’s trading securities are invested in a bond mutual fund that are liquid and actively traded on the exchanges, and are included in other long-term assets in the consolidated balance sheets.  The bond fund principally invests in highly-rated, investment-grade corporate fixed income securities.  There were no transfers between Level 1 and Level 2 during 2012 or 2011.  There were no assets or liabilities classified using Level 3 inputs during 2012 or 2011.

Non-Recurring Measurements.  The Company also measures certain assets at fair value on a non-recurring basis such as goodwill and intangible assets.  The Company did not measure these assets at fair value during 2012.  The fair value of the Company’s assets measured on a non-recurring basis determined using Level 3 inputs at December 31, 2011 was as follows (in thousands):

Assets:
Goodwill - Long-term care	$2,074,405
Owned trademarks and tradenames - Long-term care	390,800
Total assets	$2,465,205

The Centers for Medicare & Medicaid Services (CMS) reduced Medicare reimbursement rates by 11.1% for skilled nursing facilities and changed provisions for therapy reimbursement for the fiscal year beginning October 1, 2011.  The reduction in Medicare revenues and increased costs of providing therapy along with management’s plans to reduce other costs affected the projected future results of the Company’s long-term care reporting unit and ultimately the fair value of its goodwill and intangible assets.  Management concluded that the carrying values of goodwill and trademarks related to its long-term care reporting unit exceeded their estimated fair values.  As a result, the Company recorded a non-cash impairment charge of $925.4 million in 2011 consisting of $772.2 million related to goodwill and $153.2 million related to trademarks.

The non-recurring fair value measurements were developed using significant management assumptions and were classified in Level 3.  The Company assessed the fair value of the trademarks for its long-term care reporting unit on October 1, 2011 based on the income approach.  A discounted cash flow analysis was prepared using projected revenues from the trademarks and the relief-from-royalty method to estimate a fair royalty rate.  This method uses a combination of a market approach using publicly available information and an earnings approach based on shared profitability between arm’s length parties.

The Company determined the fair value of goodwill for its long-term care reporting unit on October 1, 2011 based on a combination of a discounted cash flow analysis (income approach) and guideline company method (market approach).  The discounted cash flow model utilized five years of projected cash flows based on management’s estimated discount rate and assumptions with respect to revenues, operating income, capital expenditures and working capital.  In addition, management used a market-based valuation method involving market multiples of comparable public companies.  Based on these analyses, management determined that the carrying value exceeded the estimated fair value of goodwill.  Additional analysis was used to determine the fair value of all assets and liabilities of the reporting unit in accordance with fair value accounting standards.  The excess of the fair value of the reporting unit over the amounts assigned to its assets, liabilities and equity was the implied fair value of goodwill.  The impairment loss was measured as the difference between the goodwill’s carrying value and its implied fair value.

12.          Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates through 2036.  Certain of the leases contain purchase options.  The Company also has a financing obligation related to the master lease with affiliates of HCP, Inc.

Payments under non-cancelable operating leases, minimum lease payments and the present value of net minimum lease payments under capital lease and financing obligations as of December 31, 2012 are as follows:

	Operating Leases	Capital Lease Obligations	Financing Obligation
	(In thousands)
2013	$10,998	$2,116	$501,875
2014	8,637	2,199	519,441
2015	5,720	2,113	537,621
2016	2,292	2,124	556,438
2017	861	2,139	573,809
Later years	2,625	31,806	5,484,022
Total minimum lease payments	$31,133	42,497	8,173,206

Plus residual financing obligation		—	1,812,815
Less amount representing interest		21,314	4,026,659
Present value of net minimum lease payments (included in debt and financing obligation - see Note 9)		$21,183	$5,959,362

The residual financing obligation will approximate the net book value of the related assets at the end of the lease to avoid a built-in loss.  Rental expense was $15.3 million for 2012, $15.9 million for 2011, and $16.5 million for 2010.

13.          Income Taxes

The provision for income tax (benefit) expense consisted of the following:

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Current:
Federal	$10,282	$257,802	$75,668
State and local	(1,725)	56,459	1,922
	8,557	314,261	77,590
Deferred:
Federal	(18,817)	(287,355)	(48,596)
State and local	(4,145)	(57,876)	(3,066)
	(22,962)	(345,231)	(51,662)

Interest and penalties expense (income)	191	367	(2,960)
Provision for income tax (benefit) expense	$(14,214)	$(30,603)	$22,968

The reconciliation of the amount computed by applying the statutory federal income tax rate to (loss) income before income tax (benefit) expense to the provision for income tax (benefit) expense was as follows:

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Income tax (benefit) expense computed at statutory rate	$(10,816)	$(298,739)	$32,347
Differences resulting from:
State and local income taxes, net of federal effect	(3,815)	(921)	(744)
Goodwill impairment	—	270,274	—
Interest expense (income), net of federal effect	181	190	(1,635)
Effect of change in unrecognized tax benefits	566	199	(4,326)
Employment tax credits	(1,222)	(6,841)	(2,925)
Nondeductible dues	881	1,004	574
Noncontrolling interest	(763)	(718)	(283)
Other	774	4,949	(40)
Provision for income tax (benefit) expense	$(14,214)	$(30,603)	$22,968

In early January 2013, the American Taxpayer Relief Act of 2012 provided for the retroactive enactment of the Work Opportunity Tax Credit beginning January 1, 2012.  The benefit for tax credits earned during 2012 will be recorded in the first quarter of 2013.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.  Significant components of the Company’s federal and state deferred tax assets and liabilities were as follows at December 31:

	2012	2011
	(In thousands)
Deferred tax assets:
Financing obligation	$2,337,858	$2,372,383
Goodwill	440,740	470,150
Accrued insurance liabilities	88,838	33,818
Employee compensation and benefits	30,940	20,411
Other assets	9,770	10,148
Other accrued liabilities	2,929	—
Accounts receivable	1,774	1,675
State net operating loss and credit carryforward	538	599
Other	356	1,623
	2,913,743	2,910,807
Valuation allowance	(538)	(599)
	2,913,205	2,910,208

Deferred tax liabilities:
Depreciable/amortizable assets	1,281,425	1,306,590
Prepaid expenses and other assets	4,684	—
	1,286,109	1,306,590

Net deferred tax assets	$1,627,096	$1,603,618

In connection with the 2011 HCP Transaction described in Note 2, the Company made an election under Internal Revenue Code Section 338(h)(10) to treat the transaction as a sale of assets, causing a significant change in the tax bases of the Company’s assets and resulting deferred tax balances, and creating tax-deductible goodwill.  The effect of the changes in deferred tax assets and liabilities caused by the restructuring transaction among shareholders was included in equity in the amount of $2.2 billion.  The Company obtained a private letter ruling from the Internal Revenue Service covering the tax consequences of the HCP Transaction.

The Company has deferred tax assets related to subsidiary entity state net operating loss carryforwards.  These potential future state tax benefits have been offset by a valuation allowance based on the Company’s analysis of the likelihood of the subsidiary generating sufficient taxable income to utilize the benefits before expiration.  Although realization is not assured, the Company has concluded that it is more likely than not that its other deferred tax assets will be fully realized.  In making such determination, the Company considered all positive and negative evidence, including the nature of the financial reporting loss, scheduled reversals of deferred tax liabilities and projected future taxable income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2012	2011	2010
	(In thousands)
Balance at January 1	$19,285	$14,384	$28,230
Increases related to current-year tax positions	744	9,318	4,120
Increases related to prior-year tax positions	13	79	1,798
Decreases related to prior-year tax positions	(1,746)	(4,496)	(16,410)
Settlements	—	—	(3,354)
Balance at December 31	$18,296	$19,285	$14,384

Unrecognized tax benefits, which if recognized, would impact the Company’s effective income tax rate	$12,205	$12,663	$7,069

Accrued interest and penalties at December 31	$3,505	$3,304	$2,547

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and most states.  With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2008.  Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions will decrease by approximately $2.1 million, primarily as a result of state tax examinations expected to be concluded.

Income taxes and interest paid, net of refunds, amounted to $16.5 million for 2012, $285.3 million for 2011, and $85.0 million for 2010.

14.          Commitments and Contingencies

The Company is party to legal matters arising in the ordinary course of business, including employment-related and patient care-related claims and litigation.  Liabilities are established for employment-related claims if and when losses are probable and the amount of loss can be reasonably estimated.  The general and professional liability had a short-term component of $84.9 million and $66.1 million at December 31, 2012 and 2011, respectively, which was included in accrued insurance liabilities, and long-term component of $272.2 million and $238.0 million, respectively, which was included in other long-term liabilities.  At December 31, 2012 and 2011, an insurance receivable of $82.7 million and $81.9 million, respectively, related to insurance recoveries was included in other long-term assets.  The expense for general and professional liability claims, premiums and administrative fees of $167.8 million for 2012, $93.9 million for 2011, and $115.0 million for 2010 was included in operating expenses.  Although management believes that the Company’s liability is adequate, there can be no assurance that such provision and liability will not require material adjustment in future periods.

As of December 31, 2012, the Company had contractual commitments of $19.5 million relating to its internal construction program.  As of December 31, 2012, the Company had total letters of credit of $80.9 million that benefit certain third-party insurers, and 87% of these letters of credit related to recorded liabilities.

One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions arise out of the alleged activities of Cenco, Incorporated and its subsidiary and affiliated companies (Cenco).  Cenco was acquired in 1981 by a wholly owned subsidiary of the Company.  The Actions allege that Cenco transported and/or generated hazardous substances that came to be located at the sites in question.  Environmental proceedings such as the Actions may involve owners and/or operators of the hazardous waste site, multiple waste generators and multiple waste transportation disposal companies.  Such proceedings involve efforts by governmental entities and/or private parties to allocate or recover site investigation and clean-up costs, which costs may be substantial.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a potentially responsible party has not yet been quantified.  At December 31, 2012 and 2011, the Company had $3.0 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs and the portion of the liability for which the Company is responsible.  At December 31, 2012 and 2011, there were no receivables related to insurance recoveries.

15.          Stock-Based Compensation

Plan Information.  The Company’s Equity Incentive Plan (Plan), approved in April 2011, allows the Company to grant awards of non-qualified options, incentive options, restricted units, and unit appreciation rights to key employees, consultants and directors.  A maximum of 4,350,478 common units were authorized for issuance under the Plan.  If an award terminates, is forfeited, is repurchased, expires or lapses for any reason, any units subject to the award shall again be available for the grant of an award; however, vested units that are repurchased after being issued from the Plan shall not be available for future issuance.  The Company has not awarded incentive options or unit appreciation rights under the Plan.  As a result of the corporate conversion discussed in Note 3, the Plan was amended and restated December 31, 2011.  All restricted units and options to purchase units were converted, one-for one, respectively, into HCR ManorCare, Inc. restricted stock and stock options, in the same number and having the same substantive terms.  The following discussion refers to the awards as shares and not as units when awarded.

Stock Options.  Stock options have been awarded with an exercise price of $21.95 per share and a maximum term of ten years.  During 2011, executive and non-executive officers were awarded 1,130,096 stock options that were 75% time-vested and 25% liquidity-vested.  The time options vest one third on each of the first, second and third anniversary of the grant date.  All time options will vest immediately upon a liquidity event.  In addition, one third of the time options for executive officers will vest immediately upon termination of service for certain defined reasons.  Certain officers were also awarded liquidity-vested stock options totaling 91,000 in 2012 and 544,817 in 2011.  Some liquidity-vested options will vest immediately upon the Company’s principal shareholders liquidating down to a 30% ownership level and others also require achievement of specified rates of return in connection with the liquidity event.  Any of the liquidity options that do not vest upon the occurrence of a liquidity event will become time-vested stock options that vest on the later of April 7, 2014 or two years after the principal shareholders liquidate down to a 10% ownership level.

The Company estimates the value of its stock options based on the calculated value instead of fair value because it does not maintain an internal market for its shares and it is not practical to estimate the volatility of its share price.  The Company used the Black-Scholes option valuation model to estimate the calculated value of its time-vested options.  The exercise price of the options and market price of the shares, based on an independent valuation, was $21.95 in April 2011.  The following assumptions were used in the April 2011 calculation:  expected volatility of 27%, expected term of 4 years, risk-free interest rate of 1.7% and dividend yield of 0%.  The expected volatility was based on the Dow Jones healthcare index’s daily stock price close over the expected term.  The expected term was based on management’s estimate of when the employees would exercise their options.  An option’s maximum term is 10 years.  The grant-date calculated value of time-vested options was $5.25.  The grant-date calculated value of liquidity-vested options will be determined upon the occurrence of the event and will be expensed at such time a liquidity event becomes probable.

The stock option activity for 2012 was as follows:

			Weighted-
			Average
			Remaining
		Exercise	Contractual
	Options	Price	Term (years)
Time-vested options:
Outstanding at December 31, 2011	731,325	$21.95
Forfeited	(5,500)	21.95
Outstanding at December 31, 2012	725,825	21.95	8.3
Exercisable at December 31, 2012	242,275	21.95	8.3

Liquidity-vested options:
Outstanding at December 31, 2011	702,528	$21.95
Granted	91,000	21.95
Forfeited	(3,000)	21.95
Outstanding at December 31, 2012	790,528	21.95	8.5
Exercisable at December 31, 2012	—

Restricted Stock.  Executive officers were awarded 948,739 time-vested restricted shares on April 7, 2011 with 526,765 vesting in 2011 and 421,974 vesting in 2012.  The grant-date fair value was $21.95 based on an independent valuation.  The time-vested restricted stock had the right to receive non-forfeitable dividends.  The fair value of shares that vested in 2012 was $9.3 million and in 2011 was $11.6 million.  As discussed more fully below, the Company also issued 1,671,214 liquidity-vested restricted shares as a result of the cancellation of prior liquidity-vested options.  These restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to a 30% ownership level, and achieving certain rates of return in connection with the liquidity event.  Any restricted shares that do not vest upon the occurrence of a liquidity event will become time-vested restricted shares that vest on the later of April 7, 2014 or two years after the principal shareholders liquidate down to a 10% ownership level.  The grant-date fair value of liquidity-vested restricted shares will be determined upon the occurrence of the event and will be expensed at such time a liquidity event becomes probable.  The liquidity-vested restricted shares have the right to receive forfeitable dividends.

The restricted stock activity for 2012 was as follows:

		Grant-Date
	Shares	Fair Value
Time-vested restricted shares:
Outstanding at December 31, 2011	421,974	$21.95
Restrictions lapse due to time	(421,974)	21.95
Outstanding at December 31, 2012	—

Liquidity-vested restricted shares:
Outstanding at December 31, 2011	1,401,116
Forfeited	(3,964)
Outstanding at December 31, 2012	1,397,152

Prior Equity Plan.  The Company had stock options issued under an equity plan prior to the 2011 HCP Transaction with an exercise price of $10.00 and a grant-date fair value of $1.81.  No awards were made in 2011 or 2010 under the prior equity plan.  The prior options were generally 50% time-vested, 25% performance-vested and 25% based on certain liquidity events.  Restricted shares that had been awarded under the prior equity plan in 2007 had a grant-date fair value of $10.00 based on the share price paid by outside investors.  The shares vested 25% in 2008, 25% in 2009 and 50% in 2010.  The fair value of the shares that vested in 2010 was $7.4 million.

In connection with the HCP Transaction, the Board of Directors of HCR ManorCare, Inc. approved the accelerated settlement of all non-vested time and performance options in April 2011.  A total of 12,718,870 time and performance options were cancelled in exchange for the right to receive cash of $88.2 million.  The option holders were obligated to use a certain portion of these funds to immediately purchase unrestricted stock at approximately $21.95 per share totaling $36.8 million.  The Company expensed remaining unrecognized stock-based compensation of $3.4 million in 2011.

The Board of Directors of HCR ManorCare, Inc. also cancelled 4,214,623 liquidity-vested options in exchange for the option holders’ right to receive 1.7 million liquidity-vested restricted shares.  No stock-based compensation expense was recorded for the liquidity-vested options because no liquidity event was probable.

The Board of Directors of HCR ManorCare, Inc. also determined that 401,010 restricted shares under the prior equity plan should become fully vested in April 2011.  The restricted stock was cancelled in exchange for the right to receive an amount of cash consistent with the purchase of shares from all shareholders as discussed in Note 4.  There was no unrecognized stock-based compensation.

Compensation Expense for Equity Plans.  The Company’s stock-based compensation expense was $6.8 million for 2012, $21.2 million for 2011, and $6.2 million for 2010, which includes time-vested stock options, performance-vested stock options, and restricted stock, if applicable.  Stock-based compensation expense was recorded in general and administrative expenses.  The income tax benefit related to stock-based compensation expense was $2.5 million for 2012, $7.0 million for 2011, and $2.3 million for 2010.  In addition, there was $23.9 million and $1.7 million of excess tax benefits related to stock transactions, which was recorded as additional capital and classified as a financing cash flow for 2011 and 2010, respectively.  At December 31, 2012, there was $0.7 million of unrecognized compensation cost related to time-vested stock options.  The cost is expected to be recognized over the next 1.3 years.  The unrecognized compensation does not include the expense related to liquidity-event vested options or restricted stock that will be expensed at such time a liquidity event becomes probable.

16.                               Employee Benefit Plans

Defined Benefit Plans.  The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status.  The funded status of the plans was as follows:

	2012	2011
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$16,617	$53,984
Service cost	904	1,723
Interest cost	665	1,123
Actuarial loss	2,651	178
Benefits paid	(176)	(173)
Curtailments	—	(4,930)
Settlements	(3,030)	(35,288)
Benefit obligation at end of year	17,631	16,617

Change in plan assets
Fair value of plan assets at beginning of year	2,013	2,297
Actual return on plan assets	288	(41)
Employer contribution	2,764	35,218
Benefits paid	(176)	(173)
Settlements	(3,030)	(35,288)
Fair value of plan assets at end of year	1,859	2,013
Funded status at end of year	$(15,772)	$(14,604)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(161)	$(924)
Long-term liabilities	(15,611)	(13,680)
	$(15,772)	$(14,604)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$1,917	$682

Accumulated benefit obligation for all plans	$10,165	$10,846

The Company expects to recognize $0.2 million of the net actuarial loss in 2013.

Components of Net Pension Cost (Income)

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Service cost	$904	$1,723	$3,900
Interest cost	665	1,123	2,469
Expected return on plan assets	(143)	(150)	(150)
Amortization of prior service cost	—	93	370
Amortization of net loss	60	53	51
Curtailment (gain)	—	(3,543)	—
Settlement loss (gain)	506	(580)	—
Net pension cost (income)	$1,992	$(1,281)	$6,640

In connection with the HCP Transaction in 2011, the benefit for an officer in one of the unfunded, non-qualified defined benefit plans was frozen resulting in a curtailment gain of $3.5 million and settlement gain of $0.7 million.  In addition to the settlement obligation of $35.0 million for the non-qualified plan, the Company and officer agreed to settle associated obligations as discussed in the Other Information section below.  The officer’s frozen benefit under the non-qualified benefit plan was supplemented with a fixed monthly benefit under a non-qualified deferred compensation arrangement.

Disclosure Assumptions

	2012	2011
For determining benefit obligations at December 31:
Weighted-average discount rate	3.71%	4.04%
Rate of compensation increase	5.00%	5.00%

	2012	2011	2010
For determining net pension cost for the year:
Weighted-average discount rate	4.04%	4.74%	5.47%
Expected return on assets	7.00%	7.00%	7.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Asset Allocation.  The Company measures the assets held in its qualified defined benefit pension plan at fair value.  A fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset.  The three levels of the fair value hierarchy are described in Note 11.  It was determined that all of the Company’s pension assets would fall within Level 1 of the hierarchy, meaning that their fair value could be determined through observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets at December 31 were as follows:

	2012	2011
	(In thousands)
Asset Category:
Cash and cash equivalents	$50	$83
Equity securities	1,273	1,340
Debt securities	536	590
Total assets	$1,859	$2,013

The Company’s investment strategy for its defined benefit plan is targeted toward 70% equity investments and 30% fixed income and is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic and international mutual funds in large and small cap companies.  Debt securities consist of a bond fund.

Cash Flows.  The expected benefit payments for the 10 years subsequent to December 31, 2012 are as follows:  2013 — $0.4 million; 2014 — $1.5 million; 2015 — $2.6 million; 2016 — $1.6 million; 2017 — $1.7 million; and 2018-2022 — $2.7 million.  In 2013, the Company expects to contribute pension payments of $0.2 million.

Other Information.  In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers.  The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary.  The Company’s share of the cash surrender value of the policies was $7.7 million and $9.4 million at December 31, 2012 and 2011, respectively.  The balances were included in other long-term assets, except for $0.9 million and $1.0 million included in prepaid expenses and other assets at December 31, 2012 and 2011, respectively.  The Company’s obligation of $5.4 million at December 31, 2012 and $6.5 million at December 31, 2011 was included in other long-term liabilities, except for $0.7 million included in other accrued liabilities at December 31, 2011.

As previously discussed, the Company entered into certain agreements with an officer in 2011 that froze the officer’s non-qualified benefit.  As a result of the agreement, the supplemental obligation was settled and the related split-dollar life insurance arrangements were terminated.  The officer received the value of the officer’s corporate interest in the split-dollar life insurance arrangements and a payment to cover certain taxes, net of an agreed upon payment.  The Company recorded additional expense of $17.8 million in 2011 related to these agreements, which included a reduction to expense of $4.2 million for the curtailment and settlement gain discussed above.  Also, the Company placed $40.9 million into a rabbi trust to fund the settlement date value of the officer’s benefit.  The obligation will be adjusted for any earnings or losses based on the officer’s notional investment election and will be paid in a lump sum at retirement.  The funds in the rabbi trust were invested in a corporate bond fund as discussed in Note 11.  Adjustments to the funding may be necessary from time to time to approximate the benefit obligation.

Defined Contribution Plans.  The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs.  The Company’s expense for these plans was $17.5 million in 2012, $20.3 million in 2011, and $21.0 million in 2010.  The Company matches participant contributions up to a maximum of 1% of the participant’s compensation in 2012 and 3% in both 2011 and 2010, as defined in each plan.  The decrease in expense in 2012 was a result of lower matching contributions, partially offset by increased obligations on the non-qualified programs.

17.                               Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income were as follows:

		Defined	Accumulated
	Derivative	Benefit	Other
	(Loss)	Pension	Comprehensive
	Gain	Plans	(Loss) Income
	(In thousands)
Balance at January 1, 2010	$(137,529)	$(500)	$(138,029)
Other comprehensive income (loss)	108,754	(559)	108,195
Balance at December 31, 2010	(28,775)	(1,059)	(29,834)
Other comprehensive income	28,482	377	28,859
Balance at December 31, 2011	(293)	(682)	(975)
Other comprehensive income (loss)	293	(1,235)	(942)
Balance at December 31, 2012	$—	$(1,917)	$(1,917)

18.                               Segment Information

The Company provides a range of health care services.  The Company has two reportable operating segments — long-term care, which includes the operation of skilled nursing and assisted living facilities, and hospice and home health.  The Other category includes the non-reportable segments and corporate items.  The revenues in the Other category include other health care services.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1).  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2012:
Revenues from external customers	$3,588,572	$487,259	$89,525	$4,165,356
Depreciation and amortization	156,192	3,619	6,955	166,766
Operating margin	594,657	96,084	10,214	700,955

Year ended December 31, 2011:
Revenues from external customers	$3,744,223	$459,161	$87,222	$4,290,606
Depreciation and amortization	148,056	3,369	7,039	158,464
Operating margin	816,573	81,369	7,698	905,640

Year ended December 31, 2010:
Revenues from external customers	$3,638,091	$441,699	$88,776	$4,168,566
Depreciation and amortization	131,275	3,781	15,214	150,270
Operating margin	768,753	75,887	12,231	856,871

The following table reconciles segment operating margin to consolidated (loss) income before income tax (benefit) expense:

	Year ended December 31,
	2012	2011	2010
	(In thousands)
Segment operating margin	$700,955	$905,640	$856,871
General and administrative	(155,698)	(245,772)	(181,404)
Depreciation and amortization	(166,766)	(158,464)	(150,270)
Asset impairment	—	(925,391)	—
Total other expenses, net	(409,395)	(429,554)	(432,776)
(Loss) income before income tax (benefit) expense	$(30,904)	$(853,541)	$92,421